April 30, 2013

VIA EDGAR SUBMISSION

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; mail stop 4561

Washington, D.C. 20549

U.S.A.

Re:	Banco Santander-Chile
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Response filed March 13, 2013
File No. 001-14554

Dear Ms. Hayes:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 3, 2013 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander-Chile.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander-Chile’s revised responses are to pages in the filed version of the 20-F. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

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Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 42

B. Other Critical Accounting Policies, page 44

Allowance for loan losses, page 44

1.	We note your response to prior comment 6 that for certain of your individually and collectively assessed loans you utilize collateral value as the main driver of your determination of loss. Please tell us and revise your future filings to disclose how often you obtain updated appraisals for these loans and discuss any adjustments you make between appraisals to account for changes in fair value. If this policy varies by loan type, provide disclosure for each major loan category.

Response

We acknowledge the Staff’s comment and in future filing we will include the following disclosure:

Our internal policies obligate us to update appraisals for collateral values every 24 months which does not vary by loan product. This period can be changed if market conditions in general or for a specific sector warrant an adjustment to appraisal value by the Risk Department which updated appraisal information is factored into our provision for loan loss calculations. We make no adjustments between appraisals to account for changes in fair value. A change in appraisal value may change the risk category or profile of a client leading to the establishment of more provisions or the removal of provisions.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009, page 49

Provision for loan losses, page 64

2.	Please refer to prior comment 8. The amount of direct write-offs during 2011 of Ch$98 million appear significant compared to your total provision expense of Ch$254 million and your balance of allowance for loan losses of Ch$488 million. Tell us, and disclose in future filings, the following:

•	The amount of loans that had direct write-offs to income for each reported period.

•

Explain in detail why these loans had direct write-offs instead of a previously established allowance to cover the full loss amount. Also, explain in detail how you are timely capturing losses inherent in your loan portfolio at each balance sheet date considering that historical trends have shown that you have consistently recorded significant provisions in excess of reserved amounts at the time of charge-off.

Response

We acknowledge the Staff’s comment and respond as follows:

Below is a table quantifying our direct write-offs to income for each reported period.

As disclosed in our 20-F, full write-off of a loan balance is legally required, depending on the type of the loan, at the expiration of a certain time period after the loan first falls into arrears. For IFRS purposes, that loan may have been provisioned at less than 100% given that our model will have incorporated historical loss experience net of recoveries and recovery may yet be possible through sale of the loan, through judicial action resulting in receiving the asset that collateralized the loan in lieu of payment, or through further collection efforts. (See the table below for quantitative information on recoveries. Please note that recoveries may relate to write-offs in prior years.) Therefore, in order to assess the impact of direct write offs in a given year and the sufficiency of our allowance in comparison to write offs, we also take into account the amount of recoveries from collections, sales of charged off loans and income from sales of assets received in lieu of payments. The following table, in addition to quantifying our direct write-offs to income for each reported period, shows the total amount of recoveries, sales of charged off loans and income from assets received in lieu of payment for the same periods. These direct charge-offs, as more fully explained in the following paragraph, are generated at a level of approximately 52% by our consumer loan portfolio.

The following disclosure will be included in future filings:

Ch$ milion	2012	2011	2010
Direct write-offs	(150,410)	(97,883)	(89,859)
Recoveries of written-off loans*	33,015	21,435*	30,479
Sales of written-off loans	2,090	7,324	9,824
Income from assets received in lieu of payments	2,654	5,629	1,556
Direct write-offs , net of recoveries, sales of written-off loans and income from assets received in lieu of payments	(112,651)	(63,495)	(48,000)
Total provision expenses	(286,297)	(254,079)	(195,439)
Ratio of Charge-offs, net of allowances applied, recoveries and portfolio sales over total provision expense	39.3%	25.0%	24.7%

*	Excludes Ch$14,390 one-time recovery relating to loans from the National Association of Savings and Loans (ANAP) dating back to the 1980s.

With respect to the timely capture of the losses inherent in our loan portfolio, we rely on our models, which take into consideration, among other factors, our historic loss experience, representing historic losses less historic recoveries. We refer the Staff to our response to question 28 in our letter dated March 13, 2013 and reiterate that, should information come to the attention of our Risk Committee which might require recalibration of our models, the Risk Committee analyzes the pertinence and applicability of such information and the models are recalibrated when necessary on a timely basis.

Additionally, we consider that our models are timely in capturing losses inherent in our loan portfolio at each balance sheet date based on a coverage analysis, which consists of comparing the amount of the allowance at the beginning of each period to the amount of write-offs in that period.

The following table represents this coverage analysis:

Ch$ million	2012	2011	2010

Gross charge-offs less recoveries, sales, and income from assets received in lieu of payment	(333,821)	(242,310)	(165,056)
Loan loss allowances in the balance sheet at the begining of each year	488,468	425,447	349,527
Months’ coverage	17.6	21.0	25.4

Months’ coverage as per above calculation are considered appropriate when taking into consideration the average life of the loans and the loss emergence period. (As noted above, consumer loans represent a large portion of these write-offs where the average life is generally shorter due to their nature.)

The following further explains the fluctuation in the months’ coverage over the years presented.

Both the recovery and sale processes have been important in determining the expected incurred loss and for determining allowance sufficiency, although in 2011 and the first half of 2012, the Bank focused more on selling charged-off loans and less on recovering directly, which turned out to be a less effective way for recovering charged-off loans than expected. Beginning in the second half of 2012, the Bank reinforced its internal loan loss recovery processes and switched its strategic focus away from selling charged-off loans toward directly recovering. This has resulted in an important rise in consumer loan recoveries beginning in the second half of 2012 and we expect this to continue to be the case in 2013. This should result in a reduction of the ratio of charge-offs, net of allowances applied, recoveries and portfolio sales over total provision expense which historically has been between 20-25%. The following table shows recoveries by quarter in 2011 and 2012 for consumer loans, which constituted 67% of our stock of charged off loans at December 31, 2012:

At the same time, in connection with its ongoing improvement and monitoring process of the allowance models, the Bank updated its allowance model for consumer loans in the second half of 2012. Before June 2012, estimated loss rates were established by the historical behavior of charge-offs net of recoveries for each risk profile. This methodology only considered historical debt data for each specific profile and did not include the use of any other statistical information. Since June 2012, the loss rate has been estimated as the product of the Probability of Non-Performance (PNP) and Severity (SEV). These have been established according to the historical behavior of the profiles and based on a historical analysis properly supported. This mainly had an impact on the provisions established for renegotiated loans.

F. Selected Statistical Information, page 85

Loan Portfolio, page 94

Analysis of Impaired and Non-Performing Loans, page 110

3.	Please refer to prior comment 13. Considering the significance of modified loans compared to renegotiated loans, tell us and revise your future filings to provide the following additional information:

•	Clarify if these balances relate to loans modified during the year or represent the balance of all loans modified at the balance sheet date regardless of the period of modification.

•

Disclose whether you ever remove a “modified” status from loans that were performing at the time of modification and if so, describe the facts and circumstances you consider when concluding it is appropriate to do so.

•

Disclose if you consider a modified loan to be renegotiated for the life of the loan for purposes of determining the appropriate allowance. If not, disclose whether you include these loans in your general loan pools or whether you evaluate these loans in a separate loan pool for the life of the loan. If you include these loans in the general loan pool, tell us how you considered paragraphs AG87 and AG89 of IAS 39 when concluding that was appropriate.

Response

We acknowledge the Staff’s comment, and respond as follows:

The modified loans included in prior comment 13 and to be included in future filings includes the balance of all modified loans regardless of the date of modification. When a loan is classified as modified we continue to classify it as modified until the loan is paid in full. Our provisioning models currently consider a modified loan to be modified for the life of the loans. Modified loans are included in the same pool of loans together with renegotiated loans for the life of the loan and are subsegmented into risk categories and provisioned according to such risk categories.

We propose the following additional disclosure, which will come directly after the table showing the movement of modified loans.

The modified loans included in the table above represent the full balance of all modified loans regardless of the date of modification. When a loan is classified as modified we continue to classify it as modified until the loan is paid in full. Our provisioning models currently consider a modified loan to be modified for the life of the loan. Modified loans are included in the same pool of loans together with renegotiated loans for the life of the loan and are subsegmented into risk categories and provisioned according to such risk categories.

Consolidated Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-10

t) Non-current assets held for sale, page F-28

Assets received or awarded in lieu of payment, page F-28

4.	Please refer to prior comment 22. Tell us why you record any shortage between the loan balance and collateral value as “other expense” and not as a provision for loan losses. In this regard, it would appear that accepting a property in satisfaction of a loan that has a fair value below the balance of the loan should be considered a loan loss. Quantify the amount of expense you have recorded in other expense related to this type of transaction for each reported period and tell us how you have considered these charge-offs in your determination of the appropriate level of allowance for loan losses.

Response

We acknowledge the Staff’s comment and we would like to correct our prior answer to comment 22, in order to better explain the process for recording assets received or awarded in lieu of payment, as follows:

•

At the point of receipt of the asset, the excess of the outstanding balance over the fair value of the asset received or awarded in lieu of payment is charged to net income for the period, as a write-off of the related loan and under the “Provision for Loan Losses” item, thus affecting the history of write offs for the purpose of determining the appropriate level of allowance for loan losses in future periods.

•	The amount in other expense is therefore 0 in each period reported on.

For future filings, we propose the following revised disclosure:

Assets received or awarded in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the latter case, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value, is charged to net income for the period, under “Provision for loan losses.” Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client.

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In addition, as requested, we acknowledge that:

•	Santander-Chile is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander-Chile may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our 2012 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 648-4034.

Very truly yours,

/s/ Miguel Mata
Name: Miguel Mata
Title: Chief Financial Officer

cc: Robert Moreno Heimlich